UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K
☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: June 30, 2026

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended: ___________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

DNA X, Inc.

Full Name of Registrant

Sonim Technologies Inc.

Former Name if Applicable

4445 Eastgate Mall, Suite 200

Address of Principal Executive Office (Street and Number)

San Diego, CA 92121

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

DNA X, Inc. (the “Company”) is unable to file, without unreasonable effort or expense, its Quarterly Report on Form 10-Q for the three months ended June 30, 2026 (the “Form 10-Q”) within the prescribed time period. This delay resulted primarily from accounting for the sale of convertible debt during the period and from the complexities associated with accounting for variable interest entities under Accounting Standards Codification (“ASC”) Topic 810, Consolidation.

As reported in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 27, 2026 (the “Termination Date”), the Company entered into an Amendment No. 1 to Membership Interest Purchase Agreement with DNA Holdings Venture, Inc. (“DNA Holdings”) that effected the termination of a put option granted to DNA Holdings that afforded DNA Holdings the right to reacquire from the Company all of the Company’s equity interests in its wholly owned subsidiary DNA X, LLC (the “Put Right Termination”). As a result of the Put Right Termination, the Company has determined that, as of the Termination Date, DNA X, LLC is fully controlled and is required under GAAP to be consolidated with the financial statements of the Company.

All of the foregoing has required additional time to complete the Company’s financial close process for the three months ended June 30, 2026. The Company has been working diligently to complete the presentation of the new transactions and the consolidation of DNA X, LLC and expects to file the Form 10-Q on or before the fifth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Clay Crolius	(661)	618-7580
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that its results of operations for the three months ended June 30, 2026 will differ significantly from the corresponding three month period ended June 30, 2025 for the following reasons:

As discussed above in Part III, the Company is in the process of completing the preparation of its consolidated financial statements for the three month period ended June 30, 2026. The Company expects to report net loss from continuing operations of approximately $1.0 million for the three months ended June 30, 2026, compared to net loss from continuing operations of approximately $1.9 million for the three months ended June 30, 2025. The decrease in net loss was primarily attributable to decreased interest expense resulting from the repayment of promissory notes that were outstanding during the three months ended June 30, 2025 and an income tax benefit in 2026 due to a change in tax assumptions.

DNA X, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 14, 2026	By:	/s/ Clay Crolius
Name: Clay Crolius
Title: Chief Financial Officer